ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

MARC S. WOOLF, ESQ

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January 12, 2022

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	C-Bond Systems, Inc. Form 10-Q for the Quarterly Period Ended September 30, 2021 Filed November 15, 2021 File No. 000-53029

Dear Sir or Madam:

The following is a narrative response, on behalf of C-Bond Systems, Inc. (the “Company”) keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott Silverman dated December 30, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Note 3 - ACQUISITION OF MOBILE TINT LLC, page 11

1. Comment: We note that you closed on your acquisition of Mobile Tint LLC on July 22, 2021. Please tell us how you determined that audited financial statements of Mobile Tint LLC were not required along with pro forma financial information. We refer you to Rules 8-04 and 8-05 of Regulation S-X.

Response: The Company is in the process of completing the audited financial statements of Mobile Tint LLC along with pro forma financial information and intends to file same with the Securities and Exchange Commission under a Current Report on Form 8-K as soon as practicable.

If the Staff has any further comments regarding the Form 10-Q, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Robert Telewicz /U.S. Securities and Exchange Commission
Scott Silverman /C-Bond Systems, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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